SECURI 08031236 ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFL CAPITAL LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 PARK AVENUE, 44TH FLOOR
(No. and Street)

| NEW YORK | NY | 10167 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH BURRUS 212-377-5089
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name – if individual, state last, first, middle name)

| 1212 AVENUE OF THE AMERICAS | NEW YORK | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section APR 04 2008 Washington, DC 101

PROCESSED APR 21 2008 THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ELIZABETH BURRUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFL CAPITAL LLC, as of DECEMBER 31 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

EVELYN BARRIENTO
Notary Public, State of New York
No. 41-4863869
Qualified in Queens County
Commission Expires 6/23/2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# IFL Capital LLC
(A Limited Liability Company)

## Report on Statement of Financial Condition

Year Ended December 31, 2007

# IFL CAPITAL LLC

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

## Report of Independent Public Accountants

To the Member
IFL Capital LLC

We have audited the accompanying statement of financial condition of IFL Capital LLC (A Limited Liability Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IFL Capital LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 27, 2008

# IFL CAPITAL LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 736,930 |
| Total assets | $ 736,930 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 48,073 |
| Due to IFL | 293,345 |
| Total liabilities | 341,418 |
| Member's equity | 395,512 |
| Total liabilities and member's equity | $ 736,930 |

See Notes to Statement of Financial Condition.

IFL CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Note 1 - Organization and nature of business:**

IFL Capital LLC ("IFL Capital" or the "Company") is a limited liability company established in the State of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. ("NASD"). IFL Capital is a wholly-owned subsidiary of Integrated Finance Limited ("IFL"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. On February 28, 2007, IFL finalized an agreement with Marakon Associates, Inc. ("Marakon"), whereby Marakon acquired IFL and its subsidiaries by exchanging common shares of Marakon for all of the outstanding common shares of IFL. At the closing of this transaction, Marakon changed its name to Trinsum Group, Inc. ("Trinsum"). Trinsum represents the consolidated interests of Marakon and IFL.

**Note 2 - Significant accounting policies:**

**Basis of presentation:**

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**Cash and cash equivalents:**

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution, and at times may exceed federally insured limits.

**Revenue recognition:**

The Company recognizes revenues as earned in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"), which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

**Income taxes:**

Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As a single member limited liability company, the Company is treated as a division of its parent for tax purposes. Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

**Note 2 - Significant accounting policies (concluded):**

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Guarantees:**

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

**Note 3 - Expense sharing agreement:**

On April 30, 2004, and as amended, the Company and IFL entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse IFL for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of IFL Capital. At December 31, 2007, as a result of this Expense Sharing Agreement, $293,345 is included in due to IFL on the accompanying statement of financial condition.

**Note 4 - Income taxes:**

At December 31, 2007, the Company had net deferred tax assets of approximately $4,753,000 primarily resulting from the future tax benefit of net operating loss carry-forwards. The net operating loss carryforwards of $10,265,171 which give rise to the deferred tax asset begin expiring in 2023. Such net deferred tax assets are fully offset by a valuation allowance because of the uncertainty as to their future realization due to the Company's limited operating history and its net losses since commencement of operations. The Company will re-evaluate the valuation allowance as future operations continue.

END